Via Facsimile and U.S. Mail
Mail Stop 4720

June 22, 2009

Mr. Joachim Fleing
Chief Financial Officer
Sangui Biotech International Inc.
Alfred Herrhausen Street 44,
Witten, 58455
Germany

Re: Sangui Biotech International Inc.
Form 10-KSB for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
File No. 0-29233

Dear Mr. Fleing:

        We have reviewed your May 5, 2009 response to our April 2, 2009 letter and have
the following comments. In our comments, we ask you to provide us with information so
we may better understand your disclosure. Where a comment requests you to revise
disclosure, the information you provide should show us what the revised disclosure will
look like and identify the annual or quarterly filing, as applicable, in which you intend to
first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend your filing.

Form 10-KSB for the Year Ended June 30, 2008

Item 6. Management's Discussion and Analysis of Financial Condition of Plan of
Operations, page 12

Liquidity and Capital Resources, page 13

1. Your response to comment two did not address how your statement of cash flows
    complies with SFAS 95. Specifically, show us how the effect of exchange rates
    on cash of ($853,111) and $694,448 on the statement of cash flows complies with
    paragraph 25 of SFAS 95 (the effect of exchange rate changes on cash balances
    held in foreign currencies as a separate part of the reconciliation of the change in
    cash).

2. You state in your response to comment two that you revised the "Statement of Operations in the column for the year ended June 30, 2007 so as to correctly state the foreign currency translation adjustment as ($694,448.)" In this regard please tell us when you intend to amend your filings to report the correction of this error in accordance with SFAS 154. Provide to us all of the disclosures required by SFAS 154 as applicable.

3. Please provide us a more detailed explanation of the circumstances that gave rise to the error. In doing so, please tell us when the error was discovered and the circumstances that led to the discovery of the error. Elaborate on any internal control deficiencies that allowed the misapplication of some accounting provisions to prevail over time and explain whether these amounted to a material weakness. Discuss whether and how you changed your controls and procedures as a result of the discovery of this error and revise your Item 307 and Item 308 disclosures as appropriate.

Item 4. Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 31

4. With regard to your response to comment seven, it does not appear that you included a statement in Management's Annual Report over Financial Reporting as to whether or not your internal control over financial reporting was effective at the end of your most recent fiscal year. Refer to Item 308 of Regulation S-K. Please revise your disclosure to clarify.

5. In this regard, disclose the specific steps that the company has taken to remediate the material weakness identified and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

6. You state that management conducted an evaluation of the effectiveness of your internal control over financial reporting as of June 30, 2008 but it does not appear that your certifying officers have reached a conclusion on the effectiveness of your internal control over financial reporting. Please revise the wording to clarify, in clear and unqualified language the conclusions reached by your certifying officers on the effectiveness of your internal control over financial reporting as of June 30, 2008.

7. Your letter did not include the statement we requested in comment eight and we are reissuing our comment in its entirety. In connection with responding to our comments, please provide in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant